S.A.C. Capital Advisors, LLC
WCI Communities, Inc. ("WCI")
July 1, 2008


                     Exhibit 99.1 - Explanation of Responses
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(1) Craig W. Thomas is an employee at S.A.C. Capital Advisors, LLC ("SAC Advisors"). On February 13, 2008, Mr. Thomas resigned from his positions as member of the board of directors of the Issuer, the audit committee of the Issuer and the executive compensation committee of the Issuer.

(2) The securities to which this report relates are held by S.A.C. Capital Associates, LLC ("SAC Associates"). SAC Advisors and S.A.C. Capital Management, LLC ("SAC Management") are investment managers to SAC Associates. Pursuant to investment management agreements, each of SAC Advisors and SAC Management share all investment and voting power with respect to securities held by SAC Associates. Steven A. Cohen controls each of SAC Advisors and SAC Management. Each of SAC Advisors, SAC Management and Steven A. Cohen disclaim beneficial ownership of any of the Issuer's securities to which this report relates except to the extent of their respective indirect pecuniary interest therein, and this report shall not be deemed an admission that any of SAC Advisors, SAC Management or Steven
     A. Cohen is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(3) On July 1, 2008, SAC Associates settled an equity swap transaction that was entered into on January 31, 2008 (the "January 31 Swap") with a securities broker. SAC Associates paid the broker $2,331, representing $5.8275 per share with respect to 400 shares of Issuer common stock, which amount was offset by $571.33 owed by the broker to SAC Associates, representing $1.42833 per share (the market price of Issuer common stock as of the settlement date) with respect to 400 shares of Issuer common stock The settlement of the equity swap and the reported purchase of common stock in connection therewith are deemed exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) thereunder.

(4) On July 1, 2008, SAC Associates settled an equity swap transaction that was entered into on February 1, 2008 (the "February 1 Swap") with a securities broker. SAC Associates paid the broker $1,031, representing $5.155 per share with respect to 200 shares of Issuer common stock, which amount was offset by $285.67 owed by the broker to SAC Associates, representing $1.42833 per share (the market price of Issuer common stock as of the settlement date) with respect to 200 shares of Issuer common stock. The settlement of the equity swap and the reported purchase of common stock in connection therewith are deemed exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) thereunder.

(5) On July 1, 2008, SAC Associates settled an equity swap transaction that was entered into on February 4, 2008 (the "February 4 Swap") with a securities broker. SAC Associates paid the broker $2,827, representing $4.71167 per share with respect to 600 shares of Issuer common stock, which amount was offset by $857.00 owed by the broker to SAC Associates, representing $1.42833 per share (the market price of Issuer common stock as of the settlement date) with respect to 600 shares of Issuer common stock. The settlement of the equity swap and the reported purchase of common stock in connection therewith are deemed exempt from Section 16(b) of the Securities Exchange Act of 1934 pursuant to Rule 16b-6(b) thereunder.